1100 - 1199 W. Hastings St. Vancouver, B.C. V6E 3T5 Tel: 604-681-9059 Fax: 604-688-4670 www.quaterra.com

VIA SEDAR

July 6, 2009

To all applicable securities commissions

Dear Sirs/Madames:

Re:	Report of Voting Results pursuant to section 11.3 of National Instrument 51-102
Continuous Disclosure Obligations

Following the Annual General Meeting of Shareholders held on June 17, 2009, the Company is pleased to announce that all resolutions presented to shareholders were passed.

The Directors and Officers of the Company for the ensuing year are:

Thomas Patton, President, CEO, Director
Eugene Spiering, VP Exploration, Director
Tracy Stevenson, Chairman, Director
Lawrence Page, Corporate Secretary, Director
Roy Wilkes, Director
Robert Gayton, Director
John Kerr, Director
Scott Hean, CFO
Stacey Bligh, Asst. Corporate Secretary
Charles Hawley, VP Exploration, Alaska

Yours truly,

QUATERRA RESOURCES INC.

“Stacey Bligh”

Stacey Bligh
Asst Corporate Secretary

/sb